UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2019

Commission File Number: 001 - 38178

Zealand Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Sydmarken 11
2860 Søborg (Copenhagen)
Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release (“company announcement”) of Zealand Pharma A/S or the Company, dated October 22, 2019, announcing the acquisition of Encycle Therapeutics, Inc., a private Toronto-based biotech company exploiting a unique platform technology that enables the rapid synthesis of macrocyclic peptides exhibiting enhanced drug-like properties. The acquisition is centered on a pre-clinical lead asset that complements Zealand’s focus on developing next-generation peptide therapeutics for gastrointestinal diseases.

Under the terms of the agreement, Zealand will acquire all outstanding shares in Encycle Therapeutics Inc. and all its intellectual property, including all rights to develop and commercialize the lead asset. Zealand will not be acquiring any infrastructure or personnel costs with this transaction. The total future consideration for the acquisition could potentially reach US $80 million in one-time contingent value rights (“earn-outs”), of which US $10 million in earn-outs could be payable up to the successful completion of a Phase 2 study. All earn-outs are payable in cash and/or Zealand equity at Zealand’s discretion, are linked to the lead asset only, and contingent on certain future successful development, regulatory, and commercial-related milestones. There is also a potential mid-single digit royalty on global net sales from the lead asset.

Furnished as Exhibit 99.2 is a presentation used during the global conference call referenced by the company announcement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zealand Pharma A/S

By:	/s/ Ivan M. Møller
	Name:	Ivan M. Møller
	Title:	Interim Chief Financial Officer

Date: October 23, 2019

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated October 22, 2019

99.2	Conference call presentation

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